As filed with the Securities and Exchange Commission on August 28, 2000
                          Registration No. 333-36966

------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933



                                SD PRODUCTS CORP.

             (Exact name of registrant as specified in its charter)



Florida                 6159                  522298                  65-0790763
-------                 ----                  ------                  ----------
(State or Other  (Primary Standard        (North American          (IRS Employer
Jurisdiction of      Industrial       Industry Classification     Identification
Incorporation      Classification          Number System         ("EIN") Number)
or Organization)   ("SIC") Number)        ("NAICS")Number)


================================================================================
                              2958 Braithwood Court
                             Atlanta, Georgia 30345
                                 (770) 414-9596
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
================================================================================

                                    Copy To:

                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].

   --------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

         Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

--------------------------------------------------------------------------------
                                   Prospectus
--------------------------------------------------------------------------------

                                SD PRODUCTS CORP.
                         (A Developmental Stage Company)
                  2958 Braithwood Court, Atlanta, Georgia 30345
                                 (770) 414-9596

                 Offering at $1.00 per Share 100,000 -1,000,000
                  ($100,000-$1,000,000) Shares of Common Stock.
    Selling Shareholders May also be Selling up to 800,000 Additional Shares

Company Information

o We provide a lending source for the purchase of leased automobiles and limousines. We intend to qualify our shares for quotation on the NASDAQ Bulletin Board concurrently with the date of this prospectus.

Terms of the Initial Offering Period

o The initial offering period will from 2 to 9 months from the date listed in this prospectus unless it is terminated earlier.

o During the initial offering period, we will sell shares at $1.00 per share with the minimum purchase being $500 (500 shares). Since there is no selling commission, all proceeds from the sales will go to us.

o This offering is being made on a self-underwritten basis by us through our only principal, Mark A. Mintmire, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Duncan, Blum & Associates, Bethesda, Maryland.

o If we do not sell a minimum of $100,000 of shares during the initial offering period, we will return all money from shares sold without interest.

Additional Shares Being Offered

o We will not receive any proceeds from the additional 800,000 shares which may be offered by our selling shareholders.

o You meet must meet certain requirements in order to purchase the shares offered in this prospectus. You must indicate in the Subscription Agreement and Power of Attorney that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

o Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Disclaimers

o Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

o No one is authorized to give any information not contained in this prospectus in connection with this offering and, if given, you should not rely on this information. This prospectus should not be considered an offer to any person to whom such an offer would be unlawful.

o You should note there is substantial doubt about our ability to continue as a going concern. Carefully consider the risk factors beginning on page 4 of this prospectus.

                             September _____, 2000

                                Table of Contents


Descriptive Title                                                       Page

PROSPECTUS SUMMARY.........................................................3
SUMMARY FINANCIAL DATA.....................................................3
RISK FACTORS...............................................................4
RELATED PARTY TRANSACTIONS.................................................6
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.......................7
SELLING SHAREHOLDERS.......................................................7
APPLICATION OF PROCEEDS....................................................9
CAPITALIZATION.............................................................10
DILUTION...................................................................10
THE COMPANY................................................................14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS............................................18
ABSENCE OF CURRENT PUBLIC MARKET AND DIVIDEND POLICY.......................20
DESCRIPTION OF CAPITAL STOCK...............................................20
SUBSCRIPTION PROCEDURE.....................................................21
ERISA CONSIDERATIONS.......................................................21
LEGAL MATTERS..............................................................21
EXPERTS....................................................................21
AVAILABLE INFORMATION......................................................22
APPENDIX I (FINANCIAL STATEMENTS)..........................................F-1
EXHIBIT A - SUBSCRIPTION AGREEMENT.........................................A-1

                               Prospectus Summary

      The  following  is  a  summary  of  the  information   contained  in  this
prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."


The Company       SD  Products  Corp. was incorporated in Florida on October 20,
                  1997 but has had no revenues to date. We are currently a developmental stage company. Our objective is to become a significant provider of automobile lease financing for credit-impaired car buyers. We plan to conduct business initially in Florida and Georgia and later opening up to selected areas nationwide. We intend to, eventually, be able to provide a full spectrum of lease financing services for our clients.

Securities        Maximum amount of shares offered ($1,000,000):1,000,000 shares
Offered by the    at $1.00 per share.
Company           Minimum  amount  of  shares offered ($100,000): 100,000 shares at $1.00 per share.

Offering          Initial:   We will begin to sell shares on  the date listed on
Period(s)         the  cover of this  prospectus. During  this  initial offering period,  we  may  continue to offer shares from 2 to 9 months.
                  This  initial  offering  period  will  close  once the minimum
                  $100,000 in shares is sold and we close the escrow account. If the minimum $100,000 in shares is not sold, we will return all proceeds to the investors without interest.

                  Continuous: If we do not sell the maximum $1,000,000 in shares during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued. During this continuous offering period, we will sell subscriptions for shares at $1.00 per share until a market develops for the shares. We will then sell the shares at the prevailing market rate.

Proceeds Held     Proceeds  from  these  sales  will  not be paid to the company until the $100,000 minimum in sales is achieved. Investors are reminded that, given the 9-month duration of the initial offering period, investments may be held in escrow until the end of the initial offering period.

                  There is no assurance that interest will be earned on the funds in the escrow account. Even if interest is earned, it will not be returned to investors.

Minimum           The minimum purchase is $500.
Subscription

Risks and         This investment involves substantial  risks due in part to the
Conflicts  of     costs which we will incur and the highly speculative nature of
Interest          the automobile leasing business. Risks  inherent in  investing in the company are discussed under "Risk Factors," including the substantive doubt about our ability to continue as a going concern.

Plan of           The shares are being  offered  directly  by Mark A.  Mintmire,
Interest          our sole principal.

Application of    The proceeds of the offering   are  expected  to  be  used  to
Proceeds          continue  business  operations  and  expand the scope  of  the business with particular emphasis on enhancing our credit lines. In the event we receive more than the 100,000 minimum, we intend to be more aggressive in implementing our business plan.


                             Summary Financial Data

      The following is a summary of the financial data contained in this prospectus. This information reflects the our operations for the period from inception to March 31, 2000.

                  o     Current assets                  $7,893
                  o     Noncurrent assets               0
                  o     Current liabilities             0
                  o     Gross Revenues                  0
                  o     Gross Profit                    0
                  o     Loss from continuing operations ($15,387)
                  o     Net loss                        ($15,387)

                                  Risk Factors

Before making an investment, you should consider carefully the following risk factors.

      We are a new company in its development stage. Our main efforts thus far have been geared toward raising funds in order to commence business operations. You should, therefore, be aware of the difficulties normally encountered by a new, developing company. The likelihood that we will succeed must be considered in light of the problems, expenses and delays frequently encountered as listed below.

1. Additional Funding Essential to Business Success but Unlikely Because of Lack of Net Worth. As of March 31, 2000, our total assets consisted of a loan of $6,000 plus $205 in accrued interest for a total net worth of $7,893. In addition, our working capital is presently minimal and there can be no assurance that our financial condition will improve. Our success is dependent upon our obtaining additional financing in order to arrange a large volume of direct automobile lease financing directly to consumers. There is no assurance that we will be able to obtain necessary lines of credit or equity financing from any source.

2. No Present Client Base and Limited Funds to Attract Clients. While we intend to engage in the automobile lease finance industry, we currently have no clients and there can be no assurance that we will be successful in obtaining clients by marketing in Palm Beach and Broward Counties (Florida) as planned. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale.

3. Proceeds from Sale of Shares May Be Inadequate to Continue Business Operations. If we receive significantly less than the $1,000,000 maximum, we may not have the funds to continue with our operations. Without an infusion of capital or profits, we do not expect to continue doing business after 6 to 9 months from the date of this prospectus.

4. Self-underwritten Offering Made by Principal Who Has No Relevent Prior Experience. Because there is no firm commitment for the purchase of shares, there can be no assurance that we will sell the intended $1,000,000. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly no commitment exists by anyone to purchase any shares and, consequently, we can give no assurance that any of the shares will be sold. In fact, the risk is greater in this case since Mr. Mintmire has not previously conducted a self- underwritten offering (meaning without the use of broker-dealers).

5. Offering will be Rescinded if the Minimum Amount of Funds is Not Achieved. We are endeavoring to sell at least $100,000 worth of shares. There is no assurance that we will be able to achieve this minimum amount within the 2-9 months alloted for this initial offering. If we cannot sell at least the $100,000 in shares, we will terminate the entire offering and return all proceeds from sales at that point. Investors purchasing shares will not have access to the money paid for the shares until the initial 9-month offering has ended. Without this minimum infusion of capital, we cannot continue doing business beyond 9 months from the date of prospectus.

6.   Operational  Costs  May  Have  Been  Incorrectly  Estimated;  There  May be
     Unforeseen Costs. There can be no assurance that we have correctly estimated the costs for establishing a client base or for obtaining a substantial volume of direct automobile lease financing directly with consumers. We may expend significantly more funds than anticipated without expanding the business. In such an event, we would not be able to continue operations, as projected, and would have to close the business.

7. Shares Are Entitled to Dividends but There are No Current Plans to Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. It is not, however, currently within our plans to pay dividends, either now or for the foreseeable future. We may be restricted from paying dividends to our shareholders under future credit or other financing agreements. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. Mark A. Mintmire. At present, we will retain any earnings for the operation and expansion of the business. Moreover, no assurance can be given that our services and products will be accepted in the marketplace or that there will be sufficient revenue generated for us to be profitable.

8. Competition May Be Too Strong for Business to Obtain Enough Clients. The market for financing "credit- impaired" and "sub-prime" car buyers is highly competitive. Our competitors include local, regional and national automobile dealers, used car finance companies and other sources of financing for automobile purchases, many of which are larger and have greater financial and marketing resources than we do.

9. Working Capital May Be Insufficient to Promote Growth. We expect to expand through internal growth, by granting franchises and through acquisitions. We also plan to expand our business from its current location and by entry into other markets. Our ability to grow will depend on the availability of working capital to support such growth existing and emerging competition and our ability to maintain sufficient profit margins in the face of an increasingly competitive industry. There can be no assurance that we will be able to create or maintain a market presence.

10. Complete Reliance on Two Key Personnel with Little or No Experience in the Automobile Leasing Business. Our business is dependent upon two individuals: Mark A. Mintmire, our sole director and executive officer, and Charles Adams, our key consultant. Since Mr. Mintmire has no experience in the automobile leasing business, our success is greatly dependent upon the expertise of Mr. Adams who, in turn, has only approximately three years of relevant experience. At present, it is estimated that the time devoted by each individual to manage the day-to-day affairs of the business will be approximately five to ten hours per week. This time commitment is expected to increase at such time as we obtain sufficient funding with which to begin the search for leases to finance. Similarly, future members of management may have professional responsibilities to other entities. The departure or disabling of either of these individuals could have a material adverse effect on our performance. Our success also depends on our ability to attract, retain and motivate qualified personnel.

11. Conflicts of Interest from Principals Being Involved in Competing Business Activities. Conflicts of interest may arise in the future if our executive officers and directors are involved in the management of any company which transacts business or competes directly with us. Mr. Adams is the president and manager of his own lease finance company. As a result, business which might have gone to us may go to Mr. Adams. Mr. Adams will divide his time and effort between our company, his existing leasing business and his other business obligations. Any time and effort he spends developing his own business endeavors will result in less business for us. Under these circumstances, we would acquire less income and our ability to compete would be diminished.

12. Broad Discretion of Management with Regard to Application of Proceeds Could Have an Adverse Effect on Company Growth. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on the profitability of the company.

13. Financing Future Activities Could Lead to Long-Term Debt. While we currently have no long-term debt, we cannot guarantee that in pursuing the course of setting up and increasing our business (i.e., acquiring office space, purchasing equipment, etc.) we will not accumulate sufficient debt to decrease our profit margin. If the accumulated debt is substantially more than the revenues we are capable of generating, we will not be able to produce a profit and continue doing business.

14. Need to Re-Sell Acquired Receivables in Order to Increase Profits. We intend to bundle together a number of automobile lease financing receivables for the purpose of re-selling them in public and private offerings by institutional investors and individuals. This reselling will provide us with additional working capital. There is no assurance, however, that we will be successful in trying to re-sell these "bundled" securities in the secondary market.

15. Governmental Regulations Could Hinder the Ability to Produce a Profit. Federal, state and local regulation and supervision requires us to limit interest rates, fees and other charges related to finance contracts. The interest rates and fees we charge may in the future may be lower than those we currently charge. If this instance occurs, our financial condition, results of operations or cash flows may be adversely affected.

16. High Interest Rates Will Hinder Our Ability to Make a Profit from the Purchase of Leases. The revenues we generate will result from paying a low interest rate on the money we borrow to buy contracts while charging a higher interest rate on the contract itself. While the finance contracts that we will service would bear interest at fixed rates, our indebtedness would generally bear interest at floating rates. In the event our interest expense increases, we would seek to compensate for these increases by raising the interest rates on new finance contracts. To the extent we are unable to do so because of legal limitations or otherwise, the net margins on our finance contracts would decrease, thereby adversely affecting our financial condition.

17. Extended Declines in Automobile Sales, Seasonal Variations and Business Cycle Exposure Will Hinder the Number of Clients Available. We expect to experience higher revenues in our first and second quarters because of an observed correlation between federal income tax refunds and their use as down-payments on the purchase of new and used automobiles. In addition, we expect to experience lower revenues in the third and fourth quarters due to lower overall economic activity. The automobile industry historically experiences  cyclical growth which follows  general  economic  cycles.  The automobile industry is greatly influenced by consumer confidence, employment rates, general economic conditions, interest rates, levels of personal discretionary spending and credit availability. There can be no assurance that the automobile industry will not experience protracted periods of decline in sales in the future. Any protracted declines will have an adverse negative impact on our financial condition and results of operations.

18. Monetary Reserve for Non-payables May Reduce the Working Capital. We expect to receive payments on the automobile lease financing receivables on a timely basis. A monetary reserve will be maintained in case payments are not received on a timely basis. In the event it is necessary to use reserves to repay our loans (this in addition to the cessation or deferral of lease payments) will deprive us of income for operations. This loss of income will have a detrimental impact on operations and result in unexpected losses for us.

19. Arbitrary Offering Price Is in Excess of the Net Tangible Book Value. The common stock's price per share in this offering has been arbitrarily determined by Mr. Mark A. Mintmire, currently acting as a one-man board of directors, and bears no relationship to our assets, book value or net worth. Our offering price per share is substantially in excess of our net tangible book value as a "start-up" company.

20. Absence of Public Market for Shares Will Adversely Affect the Market Price and Liquidity of the Shares. There is no public market for our shares of common stock and no assurance that one will develop. No assurance can be given that if a market for these shares develops, it will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

21. Shares Will be Listed as "Penny Stock" if a Primary and Secondary Market Develops for the Shares. In the event a market develops for our shares and a secondary trading market also develops, the common stock is expected to come within the meaning of the term "penny stock." It will, therefore, be less likely that brokers will sell the shares due to the difficulty imposed by the penny stock regulations in selling the stock. As long as our common stock is considered penny stock, the regulations can be expected to have an adverse effect on the liquidity of any common stock which may develop in the secondary market.


                           Related -Party Transactions

      The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals

Owner                        Date Issued       No. of Shares     Notes
-----                        -----------       -------------     -----

Mark A. Mintmire,            10/20/97          2,000,000         Issued for services (valued at $200) performed in setting
President and Treasurer                                          up the company.

Donald F. Mintmire,          6/24/98           17,500            Issued for cash of $875; Mr.  Mintmire also owns
Legal Counsel                                                    approximately .63% of outstanding common stock.

Charles Adams,               10/20/97          100,000           Issued for services (valued at $10) performed in setting
Key Consultant                                                   up the company.

We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates of the Company

      We have only done business with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction. Mr. Adams, who is not presently a director, has agreed, in the event that he is elected to serve as a director in the future, he would abstain from voting on any related party contract or transaction involving his existing business.

      We do not intend to use the proceeds from this offering to make payments to any promoters, management (except as salaries, benefits and out of pocket expenses) or any of their affiliates. We have no present intention of acquiring any assets by any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership interest. Existing conflict of interest provisions are set forth in the Amended Articles of Incorporation for the Company. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

      There  are  no   arrangements   or   agreements   between   non-management
shareholders and management under which non- management shareholders may directly or indirectly participate in or influence company affairs.


             Fiduciary Responsibility of the Company's Management

      Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, management cannot commingle the company's property with the property of any other person, including that of any current or future member of management.)

      The SEC has stated that, to the extent any exculpatory or indemnification provision includes indemnification for liabilities arising under the Securities Act of 1933, it is the opinion of the SEC that this indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

      According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suites in federal court to enforce their rights under federal securities laws. Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover any such losses from a corporation's management where the losses result from a violation of SEC rules. It should be noted, however, that it would be difficult to establish a basis for liability that we have not met these SEC standards. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.


                              Selling Shareholders

      The shareholders listed below are offering a total of 800,000 shares in addition to the 1,000,000 shares being sold by the company. The shareholders (not the company) will receive the proceeds from the sale of their individual shares.

      The only selling shareholders who have held a position, office or had any other material relationship with the company during the previous three years are Charles Adams, our key consultant, and Donald F. Mintmire, our legal counsel. Each selling shareholder may offer all, some or none of the common stock they own.


                                                             Amount of
Name of  Owner        Address of Owner                  Shares Being Sold       Percent of Class
--------------        -----------------                 ------------------      ----------------
Charles Adams         219 Almeria                             100,000               .03571
                      West Palm Beach, Fl 33405

Brannon C. Amtower    594 Wilbledon Road NE - Apt 6722        20,000                .00714
                      Atlanta, GA 30324

Angela Bartolota      4309 W. Atlantic Boulevard - #908       17,500                .00625
                      Coconut Creek, Fl. 33066

James Brock           1933 Radar Road N.E.                    20,000                .00714
                      Atlanta, GA 30345

Kevin Bell            299 Northside  #605                     20,000                .00714
                      Atlanta, GA 30309

Kimberley Brown       4371 Winters Chapel Road - #2826        17,500                .00625
                      Doraville, GA 30380

Michael Bunn          848 Myrtle Street N.E.                  17,500                .00625
                      Atlanta, GA 30303

A. Rene Dervaes, Jr.  170 South Country Road                  17,500                .00625
                      Palm Beach, Fl 33480



                                                              Amount of
Name of  Owner        Address of Owner                  Shares Being Sold       Percent of Class
--------------        -----------------                 ------------------      ----------------
Marie Evans           2583 McCurdy Way                        17,500                .00625
                      Decatur, GA 30033

Rodney Ford           2281 Clifton Springs Road               20,000                .00714
                      Decatur, GA 30334

Jennifer Froehlich    928 Rosenal Road                        20,000                .00714
                      Atlanta, GA 30306

Mark Gallagher        1238 Kendrick Road N.E.                 17,500                .00625
                      Atlanta GA 30319

Marco Gollarza        333 Edgewood Avenue                     17,500                .00625
                      Atlanta, GA 30312

Melinda Gore          2409 Chastain Drive                     17,500                .00625
                      Atlanta, GA 30342

Mathew Hann           370 Alberta Terrace - #6-1              17,500                .00625
                      Atlanta, GA 30305

Roxanne Hemmerlein    1342 Eddy Road                          20,000                .00714
                      Jacksonville, Fl 32211

Erin Hess             10005 Greenwood Avenue - #3             17,500                .00625
                      Atlanta,GA 30306

Scott Jackson         366 Barnett Street NE                   20,000                .00714
                      Atlanta, GA 30306

Brian S. Jansma       1825 Charline NE                        20,000                .00714
                      Atlanta, GA 30306

Christina Kelly       676 Myrtle Street                       17,500                .00625
                      Atlanta, GA

Legal Computer        l277,Royal Poinciana Way - #195         17,500                .00625
Technology, Inc.      Palm Beach, FL 33480

Kerry Matheiu         740 NW 103 Terrace                      17,500                .00625
                      Pembroke Pines, Fl 33325

Mary C. McGowan       2057 Jordan Terrace N.E.                20,000                .00714
                      Atlanta, GA 30345-231

Meka McNeal           7202 Trolley Aquare Crossing            17,500                .00625
                      Atlanta, GA 30305

Samuel Melice II      600 Davis Road North -#87               17,500                .00625
                      Palm Springs, FL 33461

Donald F. Mintmire    205 Sunrise Avenue - #204               17,500                .00625
                      Palm, Beach, FL 33480

Amy Moss              1406A Druid Valley Drive                17,500                .00625
                      Atlanta, GA 30379

Lionel Obriot         980 Taft Avenue -- #11                  17,500                .00625
                      Atlanta, GA 30309

Ocean Group           205 Sunrise Avenue - #204               17,500                .00625
Holdings, Inc.        Palm Beach, Fl 33480

Douglas Paxton        258 8th Street N.E.                     17,500                .00625
                      Atlanta, GA 30309


                                                             Amount of
Name of  Owner        Address of Owner                  Shares Being Sold       Percent of Class
--------------        -----------------                 ------------------      ----------------
Cindy Pelierin        1570 Dekalb - #P                        20,000                .00714
                      Atlanta, GA 30307

Sammy Peroulas        1825 Charline Avenue                    20,000                .00714
                      Atlanta, GA 30306

Forrest Pitt          752 Glenwood Avenue S.E. - # 615        17,500                .00625
                      Atlanta, GA 30316

William Ragsdale      1515 N. Highland  - #3                  20,000                .00714
                      Atlanta, GA 30305

Shannon Russel        500 Means Street - Studio H             17,500                .00625
                      Atlanta, GA 30318

John Stagl            106 Barefoot Coove                      17,500                .00625
                      Hypoluxo, FL

Julia Taylor          5022 Roderick Trave                     20,000                .00714
                      Marietta, GA 30056

Geoffrey Watson       5022 Rodrick Trace                      20,000                .00714J
                      Marietta, GA 30058

Jerry Weldon          685 W/ Wesley Road                      17,500                .00625
                       Atlanta, GA 30305                      ------                ------

                                                   Total      800,000              28.5712%
                                                              =======              =======


                             Application of Proceeds

      Net proceeds from the sale of the shares of common stock are estimated to be $965,050 if the 1,000,000 ($1,000,000) maximum number of shares is sold and $65,050 if only the $100,000 ($100,000) minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders.

      These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit and providing collateral for leased automobile and limousine financing. In the event that more than the minimum is sold, we intend to also develop additional operations, personnel and projects. None of the estimates include income from revenue. We anticipate receiving income from our day-to-day operations, but there can be no assurance that this income will be enough to generate a positive cash flow before the sales from this offering are expended.




                 [Balance of page intentionally left blank.]



                                                           Gross Proceeds (1)(2)
                                                           --------------

                                      $100,000                $550,000                 $1,000,000
                                      ---------               --------                 ----------
                                Dollar                   Dollar                    Dollar
                                Amount   Percentage      Amount     Percentage     Amount    Percentage
                                ------   ----------      ------     ----------     ------    ----------
Offering Expenses              $34,950     34.95%       $34,950       6.35%       $34,950      3.49%
Financing and Funding           55,050     55.05%       490,050      89.10%       920,050     92.01%
Salaries                        50,000     50.00%        66,000      12.00%        75,000      5.00%
Working Capital                 10,000     10.00%        25,000       4.50%        45,000      4.50%
                                ------     ------        ------       -----        ------      -----
Net Proceeds                   $65,050                 $515,050                  $965,050
                               =======                 ========                  ========

--------------------
(1) In order to begin our operations, we incurred costs for equipment, printing and related expenditures which have been paid by Mark A. Mintmire. We do not intend to reimburse Mr. Mintmire for these costs.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

                                 Capitalization

      The following table shows the our capitalization as of March 31, 2000 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $0.65 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $0.97 per share.


                                                                                                As Adjusted
                                                                                                -----------
                                                                                  Actual     Minimum      Maximum
                                                                                  ------     -------      -------
Shareholders' equity
   Common stock, $.0001 par value; 50,000,000 Shares authorized; 2,800,000 shares issued and outstanding;  2,900,000 (Minimum) and 3,800,000(Maximum)
   shares to be issued and outstanding, as adjusted                                $280         $290        $380
Additional Paid-in capital                                                       22,930       88,150     988,060
Deficit accumulated during the development stag                                 (15,387)     (15,387)    (15,387)
                                                                                --------     --------    --------
Total Shareholders' equity and total capitalization                              $7,893      $72,963    $973,053
                                                                                 ======      =======    ========


                                    Dilution

      The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.


                         Dilution for $100,000 Offering
                         ------------------------------
Initial public offering price per share                                                    $1.00 (100.0%)

   Net tangible book value per share before offering            0.003 (0.3%)
   Increase per share attributable to new shareholders          0.027 (2.7%)

Pro forma net tangible book value per share after offering                                 $0.03 (3%)
                                                                                           -----
Total dilution per share to new shareholders                                  $0.97 (97%)
                                                                              =====



                            Shares Purchased         Total Consideration
                            ----------------         -------------------
                                                                    Average Price
                          Number      Percent     Amount    Percent   Per Share
                          ------      -------     ------    -------   ---------
Existing Shares         2,800,000      96.60      23,210     18.84      0.008
New Shares                100,000       0.40     100,000     81.16       1.00
                        ---------       ----     -------     -----       ----
                        2,900,000     100.00     123,210    100.00       0.04
                        =========     ======     =======    ======       ====


                               Dilution for $1,000,000 Offering
                               --------------------------------

Initial public offering price per Share                                                   $1.00 (100.0%)

   Net tangible book value per Share before offering            $0.003 (0.3%)
   Increase per Share attributable to new Share                 $0.257 (2.57%)

Pro forma net tangible book value per Share after offering                                $0.26 (2.6%)
                                                                                          -----
Total dilution per Share to new Shareholders                                  $0.74 (74%)
                                                                              =====



                           Shares Purchased        Total Consideration
                           ----------------        -------------------
                                                                        Average Price
                         Number       Percent      Amount      Percent    Per Share
                         ------       -------      ------      -------    ---------
Existing Shares         2,800,000       73.6       $23,210        2.3      $0.008
New Shares              1,000,000       26.4     1,000,000       97.7        1.00
                        ---------       ----     ---------       ----        ----
                        3,800,000     100.00     1,023,210     100.00      $0.269
                        =========     ------     =========     ======      ======


                                   The Company

Introduction

     SD Products Corp. was organized under the laws of Florida on October 20, 1997 by Mr. Mark A. Mintmire, our executive officer and director. The purpose of the business is to provide a lending source for the purchase of leased automobiles, including limousines. Currently a developmental stage company, we plan to conduct business initially in Florida and Georgia later opening up to selected areas nationwide. Eventually, we intend to be able to provide a full spectrum of lease financing services such as direct leasing, providing insurance and maintenance and repair work for our clients.

Business Objective

      Our objective is to become a significant provider of automobile lease financing for the sub-prime and credit- impaired car buyer. This market is comprised of those car buyers with credit risks that would not be acceptable to major lenders such as General Motors Credit Corporation or Ford Motor Credit Corporation.

      Our  services  will be  initially  be offered  in Palm  Beach and  Broward
Counties, Florida; expanding to Atlanta, Georgia; then to adjacent counties in south Florida; and eventually throughout Florida, Georgia and selected areas nationwide. To achieve this objective, we intend to provide a comprehensive package of automobile lease financing programs to both dealerships and individuals, focusing on Palm Beach and Broward Counties which have high growth opportunities.

The Initial Phase of Operations

      This phase will consist of development of clientele for the purchase of leased automobile and limousines in Palm Beach and Broward Counties, Florida. Once funded, this phase is expected to take about six months. We believe this offering will include enough funding to generate cash flow to fund those operations.

      If we are able to generate enough proceeds during this offering, we plan to open one additional office in Florida each quarter until we have four operating offices. The third office will be located in Martin County since that is immediately adjacent to Palm Beach and Broward County. We will open the fourth office in Dade County. Mr. Adams will manage these operations. Management plans to closely monitor company operations for approximately one year.

 If each of the operations is capable of sustaining itself, we intend to seek additional financing through the offering of additional equity securities, conventional bank financing, small business administration financing, venture capital and/or the private placement of corporate debt.

Intermediary Stage of  Operations

      The intermediary stage of operations will require additional funding to open new locations. We will finance this phase from funds raised in excess of the minimum in this offering and any income from operations. This phase is expected to begin immediately after the initial phase.

     We intend to open the first office outside of Florida in Atlanta, Georgia. Mr. Mintmire already has business activities in that area and is familiar with the business environment there. Mr. Mintmire will supervise the Atlanta operation and generally oversee the Florida operation.

      We believe that the additional funding from this offering should be sufficient to cover these increased costs for up to nine months. These funds will be used to open a third and fourth Atlanta office during the next two quarters, then expand into Martin County and Indian River County. It is also our intention to increase advertising and promotional costs and add a regional manager to oversee these additional operations. In addition, to be competitive with other automobile lease finance companies, we believe we must implement an employee benefit program. We believe that this expansion could achieve similar economies on the same scale as those anticipated by the Palm Beach, Broward and Dade Counties expansion.

      Our primary revenues during this stage will come from our ability to purchase discounted automobile lease contracts and receivables from car dealers, bundle these contracts and receivables and sell these pools of securities in the secondary market. Pursuing these revenue sources require a significant amount of up-front money. It is likely that it we will expend a great deal of time, money and resources before we can purchase and bundle a pool of securities. We will expend additional, perhaps even greater time and resources in finding a suitable buyer for such a bundle.

       Our secondary revenue source will come from the interest charged to purchasers we finance directly. However, we will need to establish a significant client base in order for this endeavor to prove lucrative. We intend to bundle the automobile lease financing receivables we acquire into pools of securities for the purpose of offering such pools for sale in the secondary market via a public and/or private offering or through the sale to an institution or individual buyer. This re-selling of receivables will enable us to reuse the cash which we will re-commit to the purchase additional automobile leases and contracts or to use to finance sub-prime and credit-impaired clients on an individual basis.

Plans for Acquiring Existing Businesses

      In the event we are successful in securing the additional financing for long term expansion, we plan to seek out acquisitions of businesses which we believe will complement our overall strategy inside and outside of Florida. We eventually intend to expand operations to encompass the entire United States. When we expand our automobile lease finance market outside of Florida, we will be required to comply with applicable usury and related consumer fraud regulations in each additional state.

o     Acquisitions

      We expect to increase market penetration through internal expansion and thereafter through selected acquisitions. These acquisitions could include both new and used car dealerships as well as finance companies. We believe that, in the current market, expansion into markets beyond the state of Florida could be especially attractive if the internal structuring of a successful operation in Florida can be replicated in other selected geographic areas with high growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that, even if we are successful in establishing a presence in our targeted markets, we will be able to profitably penetrate these markets.

      We may also seek to expand by acquisitions of unrelated companies which engage in related services such as industrial equipment financing, aircraft lease financing and aircraft equipment financing. If acquisition candidates are subject to public reporting requirements, the pool of potential acquisitions or merger candidates is reduced since these transactions require that certified financials be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why we intend to expand through internal operations through the short and intermediary term. When we do seek acquisitions or mergers, we will limit the search to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

o     Reverse Merger as a Means of Expansion

      In order to aid our ability to expand, we may seek a reverse merger with a larger, public company. While we have no present intention to seek such a merger, if an appropriate vehicle were to become known, we would consider such a merger.

o     Franchises

      If sufficient capital is acquired, we intend to begin seeking acquisitions of independently owned and operated automobile lease finance businesses within two years. These franchises will decrease our day-to-day operating costs by assuming the responsibility for their own operations while paying us royalties. In addition, the more franchises offices we acquire, the more readily recognizable our brand name becomes in the marketplace by consumers.

Risks Associated with Expansion

      The potential investor should be aware that we may incur large liabilities which would increase as our geographic coverage expands. Further, we believe such expansion would, in due course, place us in a position to be a major force in the lease purchase financing/funding industry in Florida and Georgia. If this expansion is implemented, Mr. Adams and Mr. Mintmire believe they will be able to oversee the operation with the addition of the contemplated regional manager.

Marketing Plans

        We intend to employ a multi-pronged marketing approach. This approach consists of direct sales and forging strategic alliances. This dual-channeled approach should allow us to quickly access large pools of automobile lease finance receivables, develop regional awareness and ultimately become a market leader.

o     Direct Sales

      Our initial marketing efforts will be in the area of direct sales to automobile purchasers. We believe Mr. Adams will be able to secure our client base. However, we expect to employ qualified sales personnel to establish new customer accounts. We will present quality presentations and follow-up with the clients to ensure a higher retention rate. By employing our own sales personnel, we will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based on the client's contracting our programs. Management is currently unable to forecast the acceptance of our lease finance programs or the expenses of doing business in this manner; however, we intend to market our programs competitively in our identified target markets.

      Assuming the availability of adequate funding, we intend to stay abreast of changes in the marketplace by ensuring that we remain in the field where clients and competitors can be observed firsthand. We believe that the loyalty of these clients can be maintained through a continuous presence, relationship building and professional service.

      We will attempt to maintain  diversity  within our client base in order to decrease our exposure to downturns or volatility in any particular industry. As part of this client selection strategy, we will offer services to clients which have a reputation for reputable dealings and a reliable and broad inventory base. We will eliminate clients that we believe present a higher risk of product mechanical failure and very poor sub-prime and "impaired credit" purchaser profiles. Where feasible, we will evaluate each client's portfolio of automobile lease finance receivables for creditworthiness, product grade and loan failure history.

o     Strategic Alliances

      We intend to form strategic alliances with automobile and limousine sales companies, to provide us with an easy, cost-effective, "in-house" alternative to seeking buyers directly. In this system of marketing, we would make our programs available to selected automobile and limousine dealerships. The dealership then behaves much like a franchise in that, for little cost, the dealer's agents sell our programs for us in order to provide financing for their sub-prime credit automobile purchasers.

Expenditures

      Our primary direct costs will be as follows:

            o Salaries to Mr. Adams and Mr. Mintmire (payroll cost, actual or deferred)
            o     Marketing and sales related costs
            o     Employment related taxes
            o     Health benefits.

Facilities

      We currently own no property. We maintain our present office, rent free, at facilities provided by Mr. Mark Mintmire, our sole principal. We anticipate continued use of this office on a rent-free basis for the foreseeable future. This arrangement will meet our needs while we are in the development stage. Assuming we obtain the necessary additional financing, we believe we would be able to locate adequate commercial facilities at reasonable rental rates in Palm Beach County suitable for our future needs.

Debt Financing

      We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from licensed venture capital firms. Since we will not seek financing until we have several locations operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for these loans. However, in the event we do receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of the shareholders.

Reporting

      As a reporting company, we are required to file quarterly unaudited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions or those deemed material in character.

Industry Regulation

      We are not subject to industry specific regulation. However, we are subject to usury and other standards relating to permitted maximum rates of interest and related consumer fraud regulations.

Current Employees and Proposed Staffing

o     Currently Minimal Employees; No Monetary Compensation

      As of April 30, 2000, Mr. Mintmire was our only part-time employee. We have had no other employees since we were incorporated. In addition, Mr. Mintmire (sole executive officer and director) and Mr. Charles Adams ( key consultant) have served in those positions without compensation from inception to the present. If we sell the maximum shares offered, it is anticipated that these individuals will receive reasonable salaries for services as executive officers. Mr. Adams has been compensated, in the form of company common stock, for specialized services, including the preparation of our business plan and the performance of consulting services. Mr. Mintmire was compensated, in the form of restricted common stock, for management services relating to our formation and for financial consulting services.

o     Management

      The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information which follows:


Name                    Address                         Position
----                    -------                         --------

Mark A. Mintmire (1)    2958 Braithwood Court           President, Secretary,
                        Atlanta, Georgia 30345          Chief Executive,
                                                        Officer and Director

Charles Adams (2)       219 Almeria Road                Consultant(1) (2)
                        West Palm Beach, Florida 33405
--------------------

(1) Mr. Mintmire may be deemed to be our sole "promoter" and "parent" of as those terms are defined by the Securities Act.
(2) Mr. Adams acts as our key consultant but should not be deemed a "promoter" or "parent" of the company.

      All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Mintmire as officer/director and Mr. Adams as key consultant, there are no other individuals whose activities will be material to our operations at this time.

o    Sole Officer and Director

     Mark A. Mintmire. Mr. Mintmire has served as the sole executive President, Treasurer and Director of the company since its inception (October 20,
     1997). As such, he acts as the CEO, CFO and principal accounting officer. Mr. Mintmire was a full time Masters of Business Administration student at Georgia State University, Atlanta, Georgia, until graduating in August 1998, concentrating in Finance. Mr. Mintmire is an active consultant to a number of companies including: Global Equity Funds, Ltd., a small private investment banking group located in Calgary, Canada; Paradigm Sales and Marketing Corporation, located in Hattiesburg, Mississippi; and Bio-Solutions International, Inc., located in Denver, Colorado. From 1993 through September 1997, Mr. Mintmire formed, financed and operated a bar and restaurant in Atlanta, Georgia, with an investor and operational group. Mr. Mintmire sold his interest in the bar and restaurant in September 1997 to attend graduate school. Mr. Mintmire has extensive experience in computer based capital budgeting and financial forecasting. Mr. Mintmire also will become familiar with the our automobile lease finance clients by teaming up with Mr. Adams on client visits to establish a sound business relationship.

o    Key Consultant

     Mr. Charles Adams. Mr. Adams has served as our key consultant since its inception. Mr. Adams specializes in financing equipment which is placed with end users. Since October 1997, he has engaged in private business ventures, mostly in the area of finance. Through his company, Adams Inc., which was formed in October 1997, he is currently providing consulting services and commercial equipment leasing. Mr. Adams also arranges the operating leases for rolling stock (cars, buses, trucks and construction equipment) and large commercial marine end users (boats for ferries, cruise lines and commercial fisheries). He has independently engaged in commercial leasing of limousines and limousine fleets.

     From October 1997 until the present, Mr. Adams has been employed by Carcorp, Inc. which is one of only two lenders who provide commercial paper for Bombardier, Inc., under operating leases for Lear jets and other major aviation equipment. Mr. Adams is the Director of Finance of Carcorp, Inc. and supervises a staff of eight (8). In this capacity, Mr. Adams arranges the operating leases for rolling stock, large commercial equipment, aviation and commercial marine end users. From 1995 through October 1997, Mr. Adams was independently engaged in commercial leasing of limousines and limousine fleets. From 1996 through October 1997, he also was employed by Ed Morse Cadillac as the Fleet Manager for its Jeep operations. From 1993 through 1995, Mr. Adams was employed by Palm Beach Lincoln Mercury in sales. Prior to relocating to Florida, from 1991 through 1993 Mr. Adams was employed by Alpha Zeta Trust in California, where he was responsible for the acquisition of commercial real estate, including negotiations of sale and arrangement of bridge financing. During Mr. Adams' employment, Alpha Zeta Trust acquired two large loan pools from Resolution Trust Corporation. The profitable part of these pools were sold at a substantial profit, while the non-performing loans were foreclosed. From 1988 through 1991, Mr. Adams independently engaged in the acquisition of real estate. During the same period, he was employed by Ogner Motors, a Porsche, Audi and Ferrari authorized dealer in Woodland Hills, California as a salesman. In this capacity, Mr. Adams was responsible for all aspects of automobile acquisition, including arranging the purchase financing. Mr. Adams attended Los Angeles Valley College for two (2) years and took marketing and sales extension courses at the University of California at Los Angeles.

     At present, we believe Mr. Adams' expertise is sufficient to meet our needs. It is anticipated, however that we will need to employ a manager, additional clerical support and an accountant. Mr. Adams will begin by finding clients and advising Mr. Mintmire in the operation of the lease financing. Mr. Adams will visit clients and prospective clients on a regular schedule to foster strong business relationships.

o     Proposed Additional Personnel

      It is expected that additional personnel will be employed to assist in operations and financial management. We have also identified several people that are candidates for key positions within the organization. We have discussed opportunities with some of these individuals and intend to actively recruit them upon achieving adequate funding. We recognize that their expertise and experience is essential to the success of our business. In addition, we intend to also continue to expand our business and finance advisors.

     It is generally anticipated that any future employees will devote full time to the company. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

o    Remuneration and Employment Contracts

     2,000,000 and 100,000 shares of common stock were issued to both Mr. Mark Mintmire and Mr. Charles Adams.

     Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of our officers for their services.

     Although there are no employment agreements in place, Mark A. Mintmire will be paid compensation at the annual rate of $50,000 in 2000. If only the minimum amount of shares is sold and no other funds are available, both Mr. Mintmire's salary and Mr. Adams' consulting services compensation will be $30,000. The balance will be deferred for each individual until cash flow is available to adequately pay the larger amount.

o    Compensation of Directors

     Until we have $1,000,000 in lease receivables, no members of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents.

o    Employee Benefits

     We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

     We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 Shares will be reserved.

     We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

     There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Mark A. Mintmire, Mr. Adams or us.

Securities Ownership of Certain Owners and the Principal Shareholder

      The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of August 15, 2000, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                 After the Offering
                                                                 ------------------
                                      Prior to Offering (1)   Minimum(2)         Maximum(3)
                                      -----------------        -------            -------
Name of Beneficial Owner:           Number     %      Number      %      Number       %
-------------------------         --------    ---    ---------   ---    --------     --
Mark A. Mintmire (4)              2,000,000  71.42%  2,000,000  68.96%  2,000,000  52.63%
                                                     ---------          ---------
All Directors, Officers and 10%
Shareholders as a Group           2,000,000  71.42%  2,000,000  68.96%  2,000,000  52.63%
                                  ---------  ------  ---------  ------  ---------  ------
All Beneficial Owners as a        2,800,000  100.0%  2,900,000  100.0%  3,800,000  100.0%
                                  =========  ======  =========  ======  =========  ======

--------------------

(1)   Reflects total outstanding shares of 2,800,000 as of August 31, 2000.

(2) Assumes issuance and sale of 100,000 shares during this offering period (the "minimum" offering) in addition to the 2,800,000 shares outstanding as of August 31, 2000, an aggregate 2,900,000 shares.

(3) Assumes issuance and sale of 1,000,000 shares of our during this offering period (the "maximum" offering) in addition to the 2,800,000 shares outstanding as of August 31, 2000, an aggregate 3,800,000 shares.

(4)   Our sole executive and director.


                   Management's Discussion and Analysis of
                Financial Condition and Results of Operations

      Since inception, we have conducted minimal business operations except for organizational and capital raising activities. We have only negligible revenues due to the fact that our key executive, Mr. Mintmire, had been enrolled as a full-time college student until his graduation in August 1998. As a result, we had only interest income of $832, all of which came from a loan to a related party. Total company operations and operating expenses as of March 31, 2000 were $16,219.

      If we are unable to generate sufficient revenue from operations to implement our expansion plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings. Depending upon the amount of revenue generated, we believe we will be able to satisfy our cash requirements for the next 6-9 months without raising additional funds via debt, equity financing or third party funding sources. Nonetheless, we expect we will need to raise additional funds within the next 6 months, if only a minimal amount of revenue is generated through operations.

      At least initially, we intend to operate out of the home of Mr. Mintmire. It is, therefore, not anticipated that we will lease or purchase office space or computer equipment in the foreseeable future. We may in the future establish our own facilities and acquire computer equipment if the necessary capital becomes available.

Financial Condition, Capital Resources and Liquidity

o     General

      1. At March 31, 2000, we  had $7,893 of assets with no liabilities.

      2. Since inception, we have received $23,000 in cash as payment for the issuance of shares.

     3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

      4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

o     Issuance of Stock

     1. At inception, we issued 2,000,000 shares of common stock (valued at $200) to Mr. Mark A. Mintmire for services rendered in setting up the company.

     2. At the same time, we issued Mr. Charles Adams 100,000 shares of common stock (valued at $10) for services rendered in setting up the company.

      3. During April 1998, we sold a total of 300,000 shares of common stock to Georgia and Florida residents for cash totaling $3,000. No underwriter was employed in connection with the offering and sale of the shares. We relied upon an exemption from registration provided under the Georgia Code.

      4. During June 1998, we sold a total of 400,000 Shares to Florida residents for cash totaling $20,000. No underwriter was employed in connection with the offering and sale of the shares. We relied upon an exemption from registration provided under the Florida Code.

      Even though we believe we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of any revenues.

      Our ability to continue as a going concern is dependent upon our ability to attract an adequate number of direct clients who will qualify for a lease financing program. We believe that in order to be able to expand our initial operations, we will eventually need to rent offices in Palm Beach County, hire clerical staff and acquire, through purchase or lease, computer and office equipment to maintain accurate financial accounting and client data. We believe there is adequate and affordable rental space, equipment and trained personnel are available in Palm Beach County.

Net Operating Losses

      We have net operating losses carry-forwards of $15,387 expiring at September 30, 2020. We also carry a $3,000 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our the ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

      Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

      We are aware of all recently issued accounting statements which impact on our financial statements as of March 31, 2000.

                        Absence of Current Public Market

      There is no current public trading market for the shares. While we intend to qualify the shares for quotation on the NASDAQ Bulletin Board under the symbol "SDPR" on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

      We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. The issued and outstanding shares of common stock being registered are validly issued, fully paid and non-assessable. The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine.

      All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully- paid and non-assessable shares.

Preferred Stock

      We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

      Interwest Transfer Co., Inc.
      1981 E. Murray Holiday Road --Suite 100
      Salt Lake City, Utah 84117

Certain Provision of Florida Law

      Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

      1.    one-fifth or more, but less than one-third of such voting power;
      2.    one-third or more, but less than a majority of such voting power; or
      3.    more than a majority of such voting power.

Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

      Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

                             Subscription Procedure

      In order to purchase shares:

     1. An investor must complete and sign copy of the subscription agreement and power of attorney.

     2. Checks (which should be at least $500) should be made payable as follows: SD Products Corp. -- Attorney Escrow Account

     3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                              Duncan, Blum & Associates
                              Attn: Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                              Bethesda, Maryland 20817

   You must indicate in the subscription agreement your classification of net worth as defined in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

      Funds from the sale of this offering will be retained in an IOLTA attorney escrow account maintained with our securities counsel. Under pertinent Maryland regulation, interest will be paid to the Maryland Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders.


                              ERISA Considerations

      Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.


                                  Legal Matters

      The validity of Shares being offered by this prospectus will be passed upon for the Company by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.


                                     Experts

      The  financial   statements   included  in  this  prospectus  and  in  the
registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.

                              Available Information

      We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:


Main Office:               Regional Offices:
------------               -----------------
450 Fifth Street, N.W.,    Seven World Trade Center-13th Floor      500FWest Madison -- Suite 1400
Washington, D.C. 20549     New York, New York  10048                Chicago, Illinois  60601

      Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

      For  further  information  about us and the shares of common  stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                                                                      APPENDIX I















                             SD PRODUCTS CORPORATION
                       (A Developmental Stage Enterprise)

                          Audited Financial Statements
                  for the Years Ended June 30, 2000 and 1999
                                   (Unaudited)

                          INDEX TO FINANCIAL STATEMENTS


Balance Sheets.............................................................F-2

Statements of Operations...................................................F-3

Statements of Stockholders' Equity.........................................F-4

Statements of Cash Flows...................................................F-5

Notes to Financial Statements..............................................F-6


                                         SD Products Corporation
                                     (A Development Stage Enterprise)
                                              Balance Sheets



                                                                September 30,     June 30,
                                                                    1999           2000
                                                                ------------    ------------
                                                                                (unaudited)
                      ASSETS
CURRENT ASSETS
  Cash                                                          $    13,200     $     1,643
  Loan and accrued interest receivable - related party                    0           6,339
                                                                -----------     ------------
    Total current assets                                             13,200           7,982
                                                                -----------     ------------
Total Assets                                                    $    13,200     $     7,982
                                                                ============    ============

       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accrued expenses                                             $       452     $     4,061
   Accrued expenses - related party                                     500               0
                                                                ------------    ------------
     Total current liabilities                                          952           4,061
                                                                ------------    ------------
Total Liabilities                                                       952           4,061
                                                                ------------    ------------
STOCKHOLDERS' EQUITY
   Preferred stock, $0.0001 par value, authorized 10,000,000 shares:
      none issued                                                         0               0
   Common stock, $0.0001 par value, authorized 50,000,000 shares:
      2,800,000  issued and outstanding                                 280             280
   Additional paid-in capital                                        22,930          22,930
   Deficit accumulated during the development stage                 (10,962)        (19,289)
                                                                ------------    ------------
     Total Stockholders' Equity                                      12,248           3,921
                                                                ------------    ------------
Total Liabilities and Stockholders' Equity                      $     13,200    $     7,982
                                                                ============    ============



















   The accompanying notes are an integral part of the financial statements

                                             SD Products Corporation
                                         (A Development Stage Enterprise)
                                             Statements of Operations
                                            Nine Months Ended June 30,
                                                   (Unaudited)



                                                                                                   Period from
                                                                                                 October 20, 1997
                                                                                               (Inception) through
                                                           2000                 1999              June 30, 2000
                                                    -------------------  -------------------  ----------------------
Revenues                                                            $0                   $0                      $0
                                                    -------------------  -------------------  ----------------------
Expenses
  General and administrative expenses                              270                  891                   8,162
  Legal fees - related party                                         0                    0                     510
  Professional fees                                              8,396                6,090                  11,653
                                                    -------------------  -------------------  ----------------------
    Total expenses                                               8,666                6,981                  20,325
                                                    -------------------  -------------------  ----------------------
Loss from operations                                           (8,666)              (6,981)                (20,325)
Other income (expense)
    Interest income - related  party                               339                  624                   1,036
                                                    -------------------  -------------------  ----------------------
Net loss                                                      $(8,327)             $(6,357)               $(19,289)
                                                    ===================  ===================  ======================
Basic net loss per weighted average share                $      (0.01)        $      (0.01)
                                                    ===================  ===================
Weighted average number of shares                            2,800,000            2,800,000
                                                    ===================  ===================


























   The accompanying notes are an integral part of the financial statements


                                               SD Products Corporation
                                           (A Development Stage Enterprise)
                                Statement of Stockholders'  Equity Period from October 20,
                                        1997 (Inception) through June 30, 2000





                                                                                                  Deficit
                                                                                                Accumulated
                                                                                Additional       During the         Total
                                                       Number of      Common       Paid-in       Development     Stockholders'
                                                         Shares        Stock       Capital          Stage           Equity
                                                      ------------  -----------  -----------  ---------------  -------------
BEGINNING BALANCE, September 30,1998                    2,800,000        $280      $22,930         $(6,543)       $   16,667
Year Ended September 30, 1999:
Net loss - 1999                                                 0           0            0          (4,419)          (4,419)
                                                      ------------  -----------  -----------  ---------------  -------------
BALANCE, September 30, 1999                             2,800,000         280       22,930         (10,962)           12,248
Nine Months Ended June 30, 2000: (unaudited)
Net loss                                                        0           0            0          (8,327)          (8,327)
                                                      -------------  ----------  -----------  ---------------  -------------
ENDING BALANCE, June 30, 2000 (unaudited)               2,800,000        $280      $22,930        $(19,289)           $3,921
                                                      =============  ==========  ===========  ===============  =============



























   The accompanying notes are an integral part of the financial statements

                                                    SD Products Corporation
                                                (A Development Stage Enterprise)
                                                     Statement of Cash Flows
                                                    Nine Months Ended June 30,
                                                          (Unaudited)


                                                                                                        Period from
                                                                                                      October 20, 1997
                                                                                                        (Inception)
                                                                                                          through
                                                                       2000            1999            June 30, 2000
                                                                  ---------------   -------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                 $(8,327)       $(6,357)           $(19,289)
Adjustments to reconcile net loss to net cash used for
operating activities:
    Stock issued for services                                                  0              0                  10
    Stock issued for services - related party                                  0              0                 200
Changes in operating assets and liabilities:
    (Increase) decrease accrued interest receivable - related party         (339)            73               (339)
    Increase (decrease) accrued expenses                                   3,609              0               4,061
    Increase (decrease) accrued expenses - related party                    (500)             0                   0
                                                                  ---------------   -------------   -----------------
Net cash used by operating activities                                     (5,557)        (6,284)            (15,357)
                                                                  ---------------   -------------   -----------------
CASH FLOW FROM INVESTING ACTIVITIES:
    Advance on loan receivable                                                 0        (15,000)            (15,000)
    Repayment of loan receivable                                               0         15,000              15,000
    Advance on loan receivable - related party                            (6,000)             0             (24,000)
    Repayment from related party                                               0         18,000              18,000
                                                                  ---------------   -------------   -----------------
Net cash (used) provided by investing activities                          (6,000)        18,000              (6,000)
                                                                  ---------------   -------------   -----------------
CASH FLOW FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                     0              0              23,000
                                                                  ---------------   -------------   -----------------
Net cash provided by financing activities                                      0              0              23,000
                                                                  ---------------   -------------   -----------------
Net increase (decrease) in cash                                          (11,557)        11,716               1,643
CASH, beginning of period                                                 13,200          2,074                   0
                                                                  ---------------   -------------   -----------------
CASH, end of period                                                       $1,643        $13,790              $1,643
                                                                  ===============   =============   =================
















   The accompanying notes are an integral part of the financial statements

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

    (Information with respect to the nine months ended June 30, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Principles. The Company SD Products Corporation is a Florida chartered development stage corporation which conducts business from its headquarters in Atlanta, Georgia. The Company was incorporated on October 20, 1997.

     The Company has not yet engaged in its expected operations. The Company's future operations will be to provide automobile leasing for various consumer groups. Current activities include raising additional equity and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     b) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     c) Use of estimates In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

     d) Interim financial information The financial statements for the nine months ended June 30, 2000 and 1999 and for the period since October 20, 1997, (Inception), through June 30, 2000, include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature.

(2) Loan Receivable. The Company authorized a loan in the amount of $6,000 to a related party at the rate of 9% per year, payable on demand. Interest of $339 was accrued at June 30, 2000.

(3) Stockholders' Equity. The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 2,800,000 shares of common stock and 0 shares of preferred stock issued and outstanding at December 31, 1999. The Company, on October 20, 1997, issued 2,000,000 shares to its sole Officer and Director for the value of services rendered in connection with the organization of the Company. On the same date, the Company issued 100,000 shares for the value of consulting services rendered in connection with the organization of the Company. In April 1998, the Company issued 300,000 shares of common stock at $0.01 per share for $3,000 in cash. In June 1998, the Company issued 400,000 shares of common stock at $0.05 per share for $20,000 in cash.

(4) Income Taxes. Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carry-forwards for income tax purposes of approximately $8,300, $6,500 and $4,400 expiring at September 30, 2020, 2019 and 2018, respectively.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(4) Income Taxes (Continued). The amount recorded as deferred tax assets as of June 30, 2000 is approximately $2,900, which represents the amount of tax benefit of the loss carryforward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(5) Related Parties. Counsel to the Company directly owns 100,000 shares of the Company, and indirectly owns 100,000 shares in the Company through the 100% sole ownership of the common stock of another company that has invested in the Company. Also, counsel's adult son, sole Officer and Director of the Company, directly owns 2,020,000 shares in the Company.

     As discussed in Note 2, the Company extended a loan to a company under common control.

     Related party balances and amounts for the period ended are as follows:


                                           June 30, 2000     September 30,
                                            (unaudited)          1999
                                           --------------  ----------------
Loan and accrued interest receivable -
related party                              $        6,339  $              0
                                           ==============  ================
Accrued expenses - related party           $            0  $            500
                                           ==============  ================
Interest earned - related party            $          339  $            604
                                           ==============  ================

(6) Going Concern As shown in the accompanying financial statements, the Company incurred a net loss of $19,300 for the period from October 20, 1997 (Inception) through June 30, 2000. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

                                                                       EXHIBIT A

                             SUBSCRIPTION AGREEMENT


SD Products Corp.
Attn: Mark A. Mintmire, President
2958 Braithwood Court
Atlanta, Georgia 30345

      By executing this Subscription Agreement (the "Subscription Agreement") of SD Products Corp. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum in $500 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to SD Products Corp. -- Attorney Escrow Account and forwarded to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl
N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

      Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY.

      The undersigned is reminded that:

(1) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

(2) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the Offering described in the Prospectus.

(3) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

(4) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

(5) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

Representations

      Purchaser makes the following representations in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

      The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

      The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and
                                       A-2
     complete, and that the undersigned has the authority to execute this Subscription Agreement.

    This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. By executing this agreement, you are not waiving any rights under federal law.

      The undersigned is the following kind of entity (please check):

           |_|  Individual                 |_| IRA
           |_| Joint Account - JTWROS      |_| Pension Plan
           |_| Joint  Account - TENCOM     |_| Trust
           |_| UGMA  (Gift to Minor)       |_|Non-Profit  Organization
           |_| Partnership                 |_| Employee of NASD member firm
           |_| Corporation                 |_| Other (Specify)

                                          Dated this ___ day of ________ of 1999


Mr./Ms._____________________________         _________________________________
       Purchaser's Name                      Social Security or Tax ID#

Mr./Ms._____________________________         _________________________________
       Name of Second Purchaser              Date of Birth of First Purchaser

____________________________________         (______)_________________________
Street Address of First Purchaser            Business Phone (Day)

____________________________________          (______)________________________
City State and Zip Code                      Home Phone

____________________________________
Signature of First Purchaser (Individual,
Custodian or Email address (if applicable)
Officer or Partner of Entity)

____________________________________________
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.


No  dealer,   salesperson  or  other   individual  has  been                   $100,000 - $1,000,000 of Shares of
authorized   to  give  any   information   or  to  make  any                     Common Stock at $1.00 per Share
representations   not   contained  in  this   Prospectus  in
connection with the Offering covered by this Prospectus.  If                Selling Shareholders May Also Be Selling
given or made, such information or  representation  must not                       800,000 Additional Shares
be relied upon as having  been  authorized  by the  Company.
This  Prospectus does not constitute as an offer to sell, or a  solicitation  of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.  Neither the delivery of
this Prospectus nor any sale made hereunder shall, under any                            SD PRODUCTS CORP.
circumstances, create an implication that there has not been any change in the facts set forth in this  Prospectus  or in the affairs of the Company since the date hereof.



         TABLE OF CONTENTS

Descriptive Title                                      Page                                 PROSPECTUS
Prospectus Summary                                      3
Summary Financial Data                                  3
Risk Factors                                            4
Related Party Transactions                              6
Fiduciary Responsibility
   of the Company's Management                          7
Selling Shareholders                                    7                                September____, 2000
Application of Proceeds                                 9
Capitalization                                          10
Dilution                                                10
The Company                                             14
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations                                        18
Absence of Public Market and
   Dividend Policy                                      20
Description of Capital Stock                            20
Subscription Procdure                                   21      Until  October  ___,  2000 (25 days after the date  hereof),  all
ERISA Considerations                                    21      dealers  effecting  transactions  in the  registered  securities,
Legal Matters                                           21      whether  or  not  participating  in  this  distribution,  may  be
Experts                                                 21      required  to  deliver a  current  copy of this  Prospectus.  This
Available Information                                   22      delivery  requirement is in addition to the obligation of dealers
Appendix I (Financial Statements                        F-1     to deliver a  Prospectus  when  acting as  underwriters  and with)
Exhibit A -- Subscription Agreement                     A-1     respect to their unsold allotments or subscriptions.


                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 5.Index to Exhibits

(a)(1) Financial Statements -- Included in Prospectus:

       Independent Certified Public Accountants' Report.

       Balance Sheet as of March 31, 2000

       Statement of Changes in Shareholder's Equity for the Period October 20, 1997 (Date of Formation) through March 31, 2000.

       Notes to Financial Statements.

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

       Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)  Exhibits:

      *3.1.1Certificate of Incorporation of Registrant.

      *3.1.2Certificate of Amendment to the Certificate of Incorporation.

      *3.2  Bylaws of Registrant

      *3.3  Form of Stock Certificate

       3.4  Subscription   Agreement  and  Power of  Attorney (attached  to  the
            Prospectus as Exhibit A).

       5.1  Opinion of Counsel as to the legality of the Shares.

      24.1  Consent of Counsel (Duncan, Blum & Associates).

     *24.2  Consent of Auditors (Durland & Company, CPAs, P.A.).

      *These exhibits were filed in the May 12, 2000 Registration Statement and/or the July 20, 2000 Pre-Effective Amendment No. 1 thereto. Since there have been no changes, these exhibits are not filed in this Amendment.




                                     SB-1-5

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 28th day of August, 2000.

                                SD Products Corp.

                              By: /s/ Mark A. Mintmire
                              -----------------------------------------
                                  Mark A. Mintmire, President

      Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

      Signatures              Title                             Date

       /s/Mark A. Mintmire                                      August 28, 2000
      --------------------    President, CEO
      Mark A. Mintmire        and Director


      /s/ Mark A. Mintmire
      --------------------    Treasurer, Chief Financial        August 28, 2000
      Mark A. Mintmire        Officer and Secretary


                                     SB-1-6